Exhibit 99.3

From: Suzette Brown
Sent: Monday, January 16, 2017 2:12 PM
Subject: To All Noble Employees

The Following is from Dave Stover:

This afternoon, we announced an agreement to acquire Clayton Williams Energy, a Midland, Texas based independent producer, increasing our core Permian acreage in the Southern Delaware Basin by more than two and half times and more than doubling our drilling locations.    Combined, we will have over 4,200 drilling locations on nearly 120,000 net acres, and over 2 billion barrels of oil equivalent in net unrisked resources.

This acquisition gives Noble Energy an industry-leading position in the Southern Delaware Basin.  As a result, we will increase our total company and U.S. onshore growth outlook through 2020 and add substantial midstream upside. You can find more details on this transaction in the press release which can be accessed through the following link:  Click Here

Three years ago we made the strategic decision to increase our onshore U.S. oil exposure and take advantage of our horizontal development experience.  This led to our merger with Rosetta Resources in 2015 and this transaction represents another significant addition to our position. Clayton Williams is an excellent fit for Noble Energy, and I look forward to a smooth and seamless integration.

This is another step in solidifying our future.   It increases our annual growth rate through 2020 by three percentage points and is additive to our earnings and cash flow per share growth starting next year.  We plan to accelerate activity in this new asset without detracting from any of our plans in our existing portfolio that we outlined in November.

The opportunity to develop two billion barrels oil equivalent of resources in both the DJ Basin and the Delaware Basin gives us an industry leading onshore U.S. portfolio.  Combined with the imminent next phase of our Eastern Mediterranean development, along with the cash flow generated from our other offshore assets, we are creating a bright and sustainable future for Noble Energy.

I will hold an employee town hall in Houston to discuss the transaction and answer questions at 10:00 a.m. Central time tomorrow. Conference rooms in Pecos, Dilley, Denver, Canonsburg and Greeley will be designated for viewing – and international locations will be able to dial-in. Further information will be provided later today.

I also encourage you to listen to our investor call tomorrow morning at 7:30 a.m. Central time.  You can access the call by webcast at www.nobleenergyinc.com, Investors page, or by dialing 800.723.6751 in the U.S. or 785.830.7980 for international calls, conference ID 4311549. The slides that will accompany this presentation are already posted on the Investors page of our website.

Thank you for your continued dedication and commitment to our company, and to safely and responsibly developing the resources that ‘energize the world’.

Dave

Additional Information And Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.  In connection with the proposed merger between Noble Energy and Clayton Williams Energy, Noble Energy will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Clayton Williams Energy that also constitutes a prospectus of Noble Energy.  Clayton Williams Energy will mail the proxy statement/prospectus to its shareholders.  This document is not a substitute for any prospectus, proxy statement or any other document which Noble Energy or Clayton Williams Energy may file with the SEC in connection with the proposed transaction.  Noble Energy and Clayton Williams Energy urge Clayton Williams Energy investors and shareholders to read the proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov).  You may also obtain these documents, free of charge, from Noble Energy’s website (www.nobleenergyinc.com) under the tab “Investors” and then under the heading “SEC Filings.”  You may also obtain these documents, free of charge, from Clayton Williams Energy’s website (www.claytonwilliams.com) under the tab “Investors” and then under the heading “SEC Filings.”

Participants In The Merger Solicitation

Noble Energy, Clayton Williams Energy, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Clayton Williams Energy shareholders in favor of the merger and related matters.  Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Clayton Williams Energy shareholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC.  You can find information about Noble Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on March 11, 2016.  You can find information about Clayton Williams Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 28, 2016.  Additional information about Noble Energy’s executive officers and directors and Clayton Williams Energy’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available.  You can obtain free copies of these documents from Noble Energy and Clayton Williams Energy using the contact information above.

Suzette Brown

Assistant to David Stover

Chairman, President & CEO

Noble Energy, Inc.

1001 Noble Energy Way

Houston, TX 77070

281-872-3357

“Energizing the World, Bettering People’s Lives”

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